EXHIBIT 21

SUBSIDIARIES OF HEALTHMARKETS

Subsidiary	Jurisdiction

HealthMarkets, LLC	Delaware
The MEGA Life and Health Insurance Company	Oklahoma
Mid-West National Life Insurance Company of Tennessee	Texas
The Chesapeake Life Insurance Company	Oklahoma
Insphere Insurance Solutions, Inc.	Delaware
HealthMarkets Insurance Company	Oklahoma
United Group Reinsurance, Ltd.	Turks and Caicos Islands
Fidelity First Insurance Company	Texas
Performance Driven Awards, Inc.	Texas
Success Driven Awards, Inc.	Texas
United Management Services, Inc.	New York
CFLD-I, Inc.	Delaware
UICI Funding Corp. 2	Delaware
Benefit Administration for the Self-Employed, LLC	Iowa
Grapevine Finance LLC	Delaware